Vince Holding Corp.
500 5th Avenue, 20th Floor
New York, NY 10110

October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vince Holding Corp.

Registration Statement on Form S-3
File No. 333-282284

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Vince Holding Corp., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on October 3, 2024, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact me at (212) 515-2695. Thank you for your assistance and cooperation in this matter.

Very Truly Yours,

VINCE HOLDING CORP.

By: /s/ Akiko Okuma
Akiko Okuma
Senior Vice President, General Counsel,
Secretary & Investor Relations

cc: David Stefko, Interim Chief Executive Officer, Vince Holding Corp.
Ben Stacke, Esq., Faegre Drinker Biddle & Reath LLP